EXHIBIT 12.1

IKON OFFICE SOLUTIONS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended September 30
	2003	2002	2001	2000	1999
Earnings
Income from continuing operations	$116,017	$150,334	$14,005	$25,960	$33,836
Add:
Provision for income taxes	70,356	88,866	53,791	55,873	45,555
Fixed charges	230,516	249,177	287,383	272,439	230,375

Earnings, as adjusted (A)	416,889	488,377	355,179	354,272	309,766

Fixed charges
Other interest expense including interest on capital leases	197,105	212,280	246,892	237,521	197,901
Estimated interest component of rental expense	33,411	36,897	40,491	34,918	32,474

Total fixed charges (B)	$230,516	$249,177	$287,383	$272,439	$230,375

Ratio of earnings to fixed charges (A) divided by (B)	1.8	2.0	1.2	1.3	1.3